Exhibit 12

HUGHES COMMUNICATIONS, INC.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,
	2008	2007	2006	2005	2004
Earnings:
Income (loss) before income tax (expense) benefit; minority interests in net (earnings) losses of subsidiaries; equity in earnings (losses) of unconsolidated affiliates; and discontinued operations	$17,520	$49,630	$16,804	$(6,986)	$22,292
Fixed charges	60,296	59,964	53,354	58	44
Capitalized interest	(4,752)	(12,031)	(1,900)	-	-

Total earnings	$73,064	$97,563	$68,258	$(6,928)	$22,336

Fixed charges:
Interest	$56,079	$55,806	$49,691	$-	$-
Portion of rent expense representative of interest	4,217	4,158	3,663	58	44

Total fixed charges	$60,296	$59,964	$53,354	$58	$44

Ratio of earnings to fixed charges	1.2x	1.6x	1.3x	*	507.6x

Deficiency of earnings to fixed charges				$(6,986)

*	Ratio not provided due to deficiency in the period.

The ratio of earnings to fixed charges is computed by dividing fixed charges into income (loss) before income tax expense (benefit), minority interests in net losses of subsidiaries, equity in (earnings) losses of unconsolidated affiliates and discontinued operations plus fixed charges. Fixed charges include, as applicable interest expense, amortization of debt issuance costs, the estimated interest component of rent expense (calculated as one-third of net rent expense).